ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

03007114

11 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 5 February 2003, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1 (b) of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 3/6

Form Version 2.0

General Announcement

Ownership transfer to ANGKASA on 05-02-2003 05:15:27 PM
Reference No AA-030205-2D19E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretarial**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of PN4 and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Angkasa Marketing Berhad announce that as at the date hereof :

i) the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 ("Proposed GWRS") is still in progress;

ii) as announced on 30 January 2003, the Company had obtained the approval of its shareholders at the extraordinary general meeting held on 30 January 2003 for the proposed corporate and debt restructuring exercises for the Group under the Proposed GWRS; and

iii) the High Court of Malaya has on 30 January 2003 granted an order pursuant to section 176 (3) of the Companies Act, 1965, sanctioning the proposed scheme of arrangement of Angkasa Marketing Berhad with its scheme creditors.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

5 FEB 2003